UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TAPIMMUNE INC.

(Name of Issuer)

COMMON, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

876033309

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876033309	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 30,000,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 30,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 876033309	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 30,000,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 30,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 876033309	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 30,000,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 30,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 876033309	13D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Taplmmune Inc. (the “Issuer”), whose principal executive offices are located at 1551 Eastlake Avenue East, Suite 100, Seattle, WA 98102 United States.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Eastern Capital Limited, Portfolio Services Ltd. and Kenneth B. Dart (collectively, the “Reporting Persons”).

Eastern Capital Limited, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, BWI, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer’s common stock and warrants to purchase common stock reported in this Schedule 13D. Kenneth B. Dart and Mark R. VanDevelde are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, BWI, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited. Kenneth B. Dart and Mark R. VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman, Cayman Islands, BWI, a British Overseas Territory Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used to acquire the shares of the Issuer’s common stock and warrants was the working capital of Eastern Capital Limited.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Issuer’s securities for investment purposes.

The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 Item 5(a)–(b)

Eastern Capital Limited beneficially owns 30,000,000 shares of the Issuer’s common stock, representing 52.0% of the Issuer’s outstanding common stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 30,000,000 shares of the Issuer’s common stock, representing 52.0% of the Issuer’s outstanding common stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

CUSIP No. 876033309	13D	Page 6 of 7 Pages

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 30,000,000 shares of the Issuer’s common stock, representing 52.0% of the Issuer’s outstanding common stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

Item 5(c)

On March 9th, 2015 as part of a primary offering of securities by the Issuer, Eastern Capital Limited agreed to purchase 5,000,000 Units at a price equal to $0.20 per Unit. Each Unit consists of one share of common stock and one Series A-1 Warrant to Purchase one Share of Common Stock, one Series B-1 Warrant to Purchase one Share of Common Stock, one Series C-1 Warrant to Purchase one Share of Common Stock, one Series D-1 Warrant to Purchase one Share of Common Stock and one Series E-1 Warrant to Purchase one Share of Common Stock respectively. The purchase was effected directly through the Issuer pursuant to a Securities Purchase Agreement.

Items 5(d) and (e) - Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each Series A-1 warrant will have an initial exercise price of $1.50 per share, will be immediately exercisable and will expire on the five year anniversary of the date of issuance. Each Series B-1 warrant will have an initial exercise price of $0.40 per share, will be immediately exercisable and will expire on the six month anniversary of the date of issuance. The Issuer may force the exercise of the Series B-1 warrant in the event that the closing price of the common stock is above $0.70 for 20 consecutive trading days (subject to certain conditions, including minimum trading volume requirements).  Each Series C-1 warrant will have an initial exercise price of $1.00 per share, will be immediately exercisable, and will expire on the five year anniversary of the date of issuance. The Issuer may force the exercise of the Series C-1 warrant in the event that the closing price of our stock is above $1.50 for 20 consecutive trading days (subject to certain conditions, including minimum trading volume requirements).  Each Series D-1 warrant will be exercisable only if and to the extent that the Series B-1 warrants are exercised, will have an initial exercise price of $0.75 per share, and will expire on the five year anniversary of the date that the Series B-1 warrant is initially exercised. Each Series E-1 warrant will be exercisable only if and to the extent that the Series C-1 warrants are exercised, will have an initial exercise price of $1.25 per share, and will expire on the five year anniversary of the date that the Series C-1 warrant is initially exercised.

Copies of the form of the respective warrants are filed as Exhibits 4.1 – 4.5 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 10, 2015 and are incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2.1 - Form of Series A-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2015)

Exhibit 2.2 – Form of Series B-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2015)

Exhibit 2.3 - Form of Series C-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2015)

Exhibit 2.4 - Form of Series D-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2015)

Exhibit 2.5 - Form of Series E-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 10, 2015)

CUSIP No. 876033309	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
03/17/2015 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
03/17/2015 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
03/17/2015 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title